STRICTLY CONFIDENTIAL
                                                           ---------------------


                                                                   July 14, 2011

Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Attention:  Carl Icahn

Ladies and Gentlemen:

We understand that Icahn Enterprises L.P. (the "Sponsor") is contemplating the acquisition (the "Acquisition") of The Clorox Company (the "Company"). It is our understanding that the enterprise value for the acquisition of the Company will be approximately $12.6 billion before fees and expenses. You have further advised us that you plan to raise approximately $7.8 billion of debt financing (the "Debt Financing") in connection with the Acquisition, at a leverage multiple of approximately 7.0x CY 2011 EBITDA. We understand that the balance of the capital will be in the form of equity, from both a rollover of the Sponsor's existing equity ownership position in the Company and approximately $3.8 billion of new equity from the Sponsor.

We are pleased to confirm that Jefferies & Company, Inc. ("Jefferies") is highly confident of its ability to arrange the Debt Financing, subject to: (i) satisfactory market conditions and no material adverse change in the business or prospects of the Company; (ii) receipt of ratings from Moody's and Standard and Poor's and delivery of customary documentation each that are satisfactory to Jefferies and the purchasers and/or lenders in the Debt Financing; (iii) satisfactory completion of our due diligence on the Company; (iv) Jefferies' receipt of an executed engagement agreement with terms, including indemnification, acceptable to Jefferies; and (v) approval from our internal committees.

For the avoidance of doubt, this letter is not a guarantee of the availability of the Debt Financing. Nothing herein shall be deemed to constitute any commitment by Jefferies to purchase or arrange the Debt Financing; such a commitment shall be evidenced only by the execution and delivery of, and shall be subject to the terms and conditions of, the definitive documentation referred to above.


                                   Sincerely,

                                   JEFFERIES & COMPANY, INC.


                                   By:  /s/ Jeffrey Whyte
                                        -----------------
                                         Name:  Jeffrey Whyte
                                         Title:  General Counsel, Investment
                                                 Banking + Public Reporting